July 29, 2020


Via E-mail
Mark Sustana
General Counsel
700 NW 107th Avenue, Suite 400,
Miami, Florida 33172

       Re:     LMF Commercial Mortgage Securities, LLC
               Registration Statement on Form SF-3, Amendment No. 1 Filed July 14, 2020
               File No. 333-236566

Dear Mr. Sustana:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 19, 2020 letter. Our page numbers refer to the redline filed as marked against the February 21, 2020 filing.

Registration Statement on Form SF-3

Form of Pooling and Servicing Agreement (PSA), Exhibit 4.1
1. We note the registrant   s response to Comment 22. Please make the
corresponding change
   with respect to posting such tabulation of responses on the Certificate
Administrator   s
   website in the PSA in the last paragraph on page 138. It also appears that the number of days in the second to last sentence of that paragraph (15 days) differs from what is disclosed in the prospectus on page 407 (3 days). Please revise to reconcile the differences.
2. Please revise to reconcile the definition of    Asset Review Trigger    on
page 14 of the PSA to
   reflect the changes made to the registration statement on page 385 of the disclosure.
 Mark Sustana
LMF Commercial Mortgage Securities, LLC
July 29, 2020
Page 2

3. On page 387 of the disclosure in the registration statement, in the first paragraph, we note the
   registrant   s deletion relating to the Collection Account covering expenses for administering a
   vote. Please make the corresponding change in the PSA as well. See page 422 of Exhibit 4.1.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Benjamin Kalish at (202) 551-7361 or me at (202) 551-3850 if you
have any questions.
                                                       Sincerely,

                                                             /s/ Katherine Hsu

                                                             Katherine Hsu
                                                             Office Chief
                                                             Office of
Structured Finance

cc: Frank Polverino, Esq., Cadwalader, Wickersham & Taft LLP